Exhibit 99.1

PRESS RELEASE

For immediate release

NuRAN Wireless to Pilot Starlink LEO Satellite Backhaul for Rural 4G Expansion and Edge AI Enablement

Landmark Nigeria pilot with Infratel positions high-capacity LEO connectivity as a growth engine for NuRAN's rural infrastructure platform — targeting faster networks, lower-cost capacity and new AI-ready revenue streams

Quebec, QC, Canada – September 22, 2026 – NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) (“NuRAN” or the “Company”), a leading rural telecommunications infrastructure provider in Africa, today announced a first-of-its-kind pilot to evaluate licensed Starlink low Earth orbit (“LEO”) satellite service, obtained through third-party service provider arrangements, as a high-performance backhaul solution at a selected NuRAN site in Nigeria. NuRAN has no direct contractual or commercial relationship with Starlink or SpaceX in connection with the pilot. The initiative will integrate NuRAN's rural solution with high-capacity LEO satellite connectivity — a combination management believes can unlock capacity, speed and site economics that were previously out of reach in remote regions in certain African countries. The pilot, to be conducted with Infratel, a long-time NuRAN partner, is designed to demonstrate how LEO satellite backhaul can accelerate 4G migration, higher-capacity rural connectivity and the Company's broader infrastructure platform initiatives, including edge AI, local compute and NuEnergy.

NuRAN views backhaul capacity as a significant driver in its evolution from a Network-as-a-Service provider toward a full-stack digital infrastructure platform. The Company expects to continue using terrestrial transmission technologies, including microwave and TV white space, where line of sight and local conditions support their deployment. In locations where terrestrial backhaul is constrained, costly or unavailable, management believes licensed LEO satellite service can transform the performance, scalability and profitability of NuRAN's owned rural infrastructure — turning hard-to-reach sites into high-value nodes.

NuRAN has consistently viewed Starlink service as an opportunity to its business model — and this pilot is an important proof point in that strategy. With Starlink service recently licensed in the Democratic Republic of the Congo, Côte d'Ivoire and Benin, and Cameroon in process, NuRAN intends to become one of Africa's most significant enterprise users of LEO satellite connectivity through third-party service providers across markets where the Company has more than 5,000 sites under contract.

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PRESS RELEASE

Why This Matters

•	NuRAN will deploy licensed Starlink LEO satellite service obtained through a third-party service provider as a next-generation backhaul solution on a NuRAN node in Nigeria — its first LEO integration anywhere in its network
•	The pilot will be conducted with Infratel, a long-time NuRAN partner, and is intended to validate performance, reliability, integration and cost efficiency at commercial scale
•	LEO satellite backhaul could unlock 4G migration, edge AI, local compute and NuEnergy-related services at selected rural sites, each representing a potential new revenue line for the Company
•	NuRAN expects to use terrestrial transmission where practical and LEO satellite service where line-of-sight, geography or economics limit traditional backhaul options, giving the Company a flexible, capital-efficient “best tool for the job” model
•	If successful, the pilot could create a repeatable, copy-and-paste blueprint that NuRAN intends to roll out across the Democratic Republic of the Congo, Côte d'Ivoire, Benin and Cameroon where Starlink service is licensed and available through third-party service providers

From Coverage to Compute: Building Africa's Rural Digital Backbone

As NuRAN expands the capabilities of its rural sites, backhaul becomes the decisive factor in network performance and site economics. Higher-capacity 4G services and infrastructure applications such as local content caching, edge compute, AI-enabled services and energy management require reliable data transport that can be deployed in a manner suited to the realities of remote markets. Every additional megabit delivered to a NuRAN tower is a megabit the Company can monetize.

The pilot is intended to help NuRAN evaluate Starlink LEO satellite service, accessed through third-party service provider arrangements, as a high-performance backhaul layer within this strategy. If successful, and subject to the availability of suitable service-provider arrangements, the initiative could be scaled rapidly across NuRAN's contracted site base, materially expanding the Company's addressable market and creating a platform for infrastructure-driven, higher-margin services.

What Leadership Is Saying

“Backhaul is the key that unlocks NuRAN's next phase of growth,” said Francis Létourneau, Director and Chief Executive Officer of NuRAN Wireless. “Integrating Starlink service obtained through third-party service providers with our own rural solution could be a genuine step change for our business. As we advance 4G migration, edge AI, NuEnergy and other infrastructure-led initiatives, our focus is on deploying scalable solutions that enhance the utility, capacity and long-term value of our rural site portfolio. We have always said Starlink service is an opportunity for NuRAN, not a threat — and we are now putting that conviction to work through a service-provider-led pilot. If this pilot performs the way we expect, we have a repeatable model we can take across our African footprint.”

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“Infratel values its long-standing relationship with NuRAN and the opportunity to support the evaluation of advanced connectivity solutions in Nigeria,” said Tunji Alabi, Managing Director of Infratel. “Licensed Starlink service, made available through third-party service provider arrangements, offers a compelling way to bring LEO satellite backhaul into live commercial networks. We believe this initiative can meaningfully accelerate reliable, higher-capacity connectivity to underserved communities.”

About NuRAN Wireless:

NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) is a rural telecommunications infrastructure company connecting remote and underserved communities across Africa. Through its Network-as-a-Service model, NuRAN finances, builds, owns, operates and maintains 2G, 3G and 4G mobile network infrastructure for mobile network operators seeking to expand coverage outside urban markets.

NuRAN has more than 5,000 sites under contract, of which a portion have been built and are operating today. The Company combines telecommunications engineering, low-power wireless technology, renewable-energy-enabled infrastructure, site selection and field operations to solve the economic and technical challenges of rural mobile coverage.

NuRAN is also building on this foundation by developing plans to add modular edge compute nodes at select built sites, bringing local computing and future AI-driven services closer to the communities it serves.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

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Forward Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws and applicable United States securities laws, including the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended, to the extent applicable. Forward-looking statements are often, but not always, identified by words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “may,” “would,” “could,” “should,” “targets,” “potential” and similar words.

Forward-looking statements in this news release include, without limitation, statements regarding: the Company's planned pilot using Starlink low Earth orbit satellite service obtained through third-party service providers; the timing, scope, performance, cost, reliability and results of the pilot; the ability of LEO satellite backhaul, microwave, TV white space or other terrestrial transmission technologies to support 4G upgrades, edge AI, local compute, NuEnergy and other future services; the ability to increase bandwidth, support network migration, improve site economics, monetize existing infrastructure and expand Infrastructure-as-a-Service opportunities; the role of Infratel and other service providers; future service-provider arrangements, customer demand, commercial agreements, financing, deployments, capacity and revenue; and the Company's business model, infrastructure platform and growth strategy.

These forward-looking statements are based on management's current beliefs, expectations, estimates, assumptions and plans as of the date of this news release. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or developments to differ materially from those expressed or implied. Such risks include, without limitation: the Company's ability to obtain sufficient financing and working capital; the early-stage nature of the edge AI strategy; pilot, execution, integration and field-deployment risks; delays, cost increases or changes in scope; the availability, continuity, performance, pricing and terms of Starlink service obtained through third-party service providers; the availability and performance of other technology, equipment, energy systems and connectivity; customer demand and the ability to enter into agreements on acceptable terms; the performance of mobile network operators, technology partners, service providers, suppliers, lenders, governments and other counterparties; regulatory, permitting, data-residency, privacy, cybersecurity, political, security, currency and technology risks in African markets; supply chain and logistics risks; competition; technology obsolescence; network uptime and operational risks; the ability to complete contracted sites; capital-markets conditions; Nasdaq and other exchange-compliance risks; and general economic, market, industry and business conditions. There can be no assurance that pilots will begin or succeed, that suitable third-party service-provider arrangements will remain available on acceptable terms, that edge compute nodes will be deployed at scale, or that any expected commercial, financing or operating benefits will be realized.

Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this news release. Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as applicable, and in its filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release are expressly qualified in their entirety by this cautionary statement. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

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